Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

March 24, 2006

Dear Employee,

We have recently been informed by Amazys Holding AG, parent company of GretagMacBeth, that their Board of Directors received a letter from Eichhof Holding AG, parent company of DataColor, stating that it intends to make an offer to buy Amazys Holding AG. X-Rite and Amazys Holding AG are currently parties to a definitive agreement where X-Rite has tendered an offer to purchase the registered shares of Amazys Holding AG. If Eichhof makes a formal offer, Amazys’ Board of Directors would review it and decide on the next course of action based on the best interests of their company and its shareholders.

Developments such as this are not unusual in a public company acquisition process. I am writing you today to assure you that our agreement with Amazys is continuing as planned. We as a company are fully committed to the completion of the transaction, and our offer has the support of the Boards of Directors of both X-Rite and Amazys.

I am sure that you will have questions, and I encourage you to refer to the attached Q&A document, or communicate them to myself or your supervisors/managers. Alternatively, you may email your inquiries to employeefeedback@xrite.com, drop your questions anonymously in boxes located in the breakroom and HR office in Grandville, or call the employee hotline at (616) 257-2656 (Heidi Hayes).

I am still very excited about our joining forces with Amazys, and hope that you are too. I appreciate your support to this point and moving forward.

Michael C. Ferrara CEO, X-Rite

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite has filed or will file with the U.S. Securities and Exchange Commission (“SEC”). X-Rite has filed exchange offer materials and other documents with the SEC, including a preliminary prospectus in an S-4 Registration Statement, and has also filed exchange offer materials with the Swiss Takeover Board. The exchange offer materials contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The exchange offer materials and certain other offer documents will be made available to all stockholders of Amazys at no expense to them. The exchange offer materials are and will also be available for free at the SEC’s website at www.sec.gov. Amazys stockholders are urged to read the relevant exchange offer documents when they become available, as well as any amendments or supplements to those documents, because they contain important information that stockholders should consider before making any decision regarding tendering their shares.

In addition, the issuance of X-Rite common stock in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration, and X-Rite will file with the SEC a proxy statement to be used by X-Rite to solicit its shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement will be sent to the shareholders of X-Rite seeking their approval of the proposed transaction. The proxy statement will also be available for free at the SEC’s website (www.sec.gov). Shareholders of X-Rite are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information.

X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite’s shareholders in connection with the vote of X-Rite shareholders referenced above. Information regarding those participants will be included in Part III of the Company’s Annual Report on Form 10-K for the 2005 fiscal year of the company. Copies of this filing will be available at the SEC’s website. Additional information regarding the interests of those participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Copies of the proxy statement, the registration statement and the SEC filings of X-Rite that will be incorporated by reference in the proxy statement and the registration statement can also be obtained when available, without charge, by directing a request to: Barbara Linderman at blinderman@xrite.com.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this filing.

Master Q&A 3/24/06

What has happened?

X-Rite was informed that the Board of Directors of Amazys Holding AG has received a letter indicating an intent to make a competing offer from Eichhof Holding AG. The Amazys Board has determined to allow Eichhof access to a formal due diligence process after execution of an acceptable confidentiality and stand-still agreement. Eichhof has not made an offer to buy Amazys – it announced its intent to make an offer.

Who is Eichhof Holding AG?

Eichhof Holding AG is the parent company of Datacolor, a color measurement instrument company in our industry. Datacolor is the manufacturer of the monitor calibration instrument traded under the name “Spyder” and has historic strength in the textile market.

Why is GretagMacbeth allowing Eichhof to enter the process?

This is not uncommon. The Amazys Board of Directors has fiduciary duties to promote the best interest of Amazys shareholders.

What is due diligence?

It is the investigation of a potential investment. Due diligence serves to confirm all material facts in regard to an acquisition target.

X-Rite completed its due diligence process with GretagMacbeth in January.

What will happen next?

Our formal offer was published on 3/24 in selected Swiss media. The Board of Directors of Amazys has recommended that the shareholders of Amazys accept the X-Rite offer. This recommendation may be withdrawn only as a result of an actual superior offer by another acquirer.

If Eichhof makes a formal offer the Amazys Board of Directors, acting in the best interests of its shareholders, would analyze this offer and determine whether or not to change its recommendation of the X-Rite offer. The Board of Directors of X-Rite, acting in the best interests of its stakeholders, will decide how to respond to Eichhof’s offer. If Eichhof does not make an offer, X-Rite and Amazys will continue the acquisition process already in place.

How will Eichhof’s offer affect the timing of the transaction?

It is difficult to predict the time frame. If Eichhof makes a formal offer, X-Rite may take up to 10 days to modify its offer. Eichhof could then make a counteroffer. This process could continue until one company bows out of the bidding. However, please be assured that while we are committed to closing this deal, any revised offers must make financial sense for our company and our stakeholders.

Is X-Rite still on track to complete the acquisition?

X-Rite is fully committed to the completion of the transaction and our agreement has the support of the boards of directors of both X-Rite and Amazys.

Will we raise our bid?

While we are committed to closing this deal, any revised offers must make financial sense for our company and our stakeholders.

If Eichhof does buy GretagMacbeth what will happen to X-Rite?

We are a growing, profitable company with a strong 5-year strategic plan approved by our Board of Directors. We will continue to lead innovation and customer success in the color business.

How does this announcement impact integration efforts?

We will discontinue joint planning for the short term. However, X-Rite will continue its planning efforts so that we are ready to move forward at closing.

Has information been shared with GretagMacbeth that will have a competitive impact?

While we have made considerable progress on integration, both companies have strictly observed the legal constraints and obligations we are held to as separate public companies. In addition, the information that has been shared has been confined to the Integration Team members of both companies, which is a small group bound by confidentiality agreements.

How will customers react to this news?

There will likely be a variety of reactions. It is important that we assure our customers that they will continue to receive the same quality of service that they are accustomed to and that they can continue to invest in color management solutions with X-Rite with confidence.

What should employees tell customers if asked about the transaction?

X-Rite and Amazys Holding AG are proceeding under a definitive agreement under which X-Rite is committed to purchase all of the shares of Amazys Holding AG. We remain fully committed to the completion of the transaction, and the offer has the support of the Boards of Directors of both companies. Eichhof has communicated its intent to make an offer; this does not change our commitment to the transaction.

Why is the X-Rite deal still a good deal for Amazys shareholders?

X-Rite has made a fair offer to Amazys shareholders and has secured financing from a premier investment bank, Goldman Sachs. Additionally, X-Rite’s offer has the support of both company’s boards of directors and management teams, and X-Rite is fully committed to completing the transaction.

When will this matter be resolved?

We are not in complete control of the timeline; at best we expect a late May closing but it may take longer. Regardless of timing, we are committed to see the process through to resolution.

What will happen to our stock price?

As a matter of company policy, we don’t comment on stock price. However, we feel that the combination of X-Rite and Amazys offers great potential for our respective shareholders, employees and customers. We are looking forward to the completion of this transaction.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Amazys and is not a substitute for the prospectus and proxy statement and other documents that X-Rite has filed or will file with the U.S. Securities and Exchange Commission (“SEC”). X-Rite has filed exchange offer materials and other documents with the SEC, including a preliminary prospectus in an S-4 Registration Statement, and has also filed exchange offer materials with the Swiss Takeover Board. The exchange offer materials contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The exchange offer materials and certain other offer documents will be made available to all stockholders of Amazys at no expense to them. The exchange offer materials are and will also be available for free at the SEC’s website at www.sec.gov. Amazys stockholders are urged to read the relevant exchange offer documents when they become available, as well as any amendments or supplements to those documents, because they contain important information that stockholders should consider before making any decision regarding tendering their shares.

In addition, the issuance of X-Rite common stock in connection with the proposed transaction will be submitted to X-Rite shareholders for their consideration, and X-Rite will file with the SEC a proxy statement to be used by X-Rite to solicit its shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. The definitive proxy statement will be sent to the shareholders of X-Rite seeking their approval of the proposed transaction. The proxy statement will also be available for free at the SEC’s website (www.sec.gov). Shareholders of X-Rite are urged to read the proxy statement regarding the proposed transaction and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information.

X-Rite and its directors, officers and other members of its management and employees also may be soliciting proxies from X-Rite’s shareholders in connection with the vote of X-Rite shareholders referenced above. Information regarding those participants will be included in Part III of the Company’s Annual Report on Form 10-K for the 2005 fiscal year of the company. Copies of this filing will be available at the SEC’s website. Additional information regarding the interests of those participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Copies of the proxy statement, the registration statement and the SEC filings of X-Rite that will be incorporated by reference in the proxy statement and the registration statement can also be obtained when available, without charge, by directing a request to: Barbara Linderman at blinderman@xrite.com.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this filing.